SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313 and 333-149486).

YPF Sociedad Anónima

Item

1	English translation of letter to the Buenos Aires Stock Exchange and National Securities Commission of Argentina, dated November 4, 2009, regarding Financial Statements as of September 30, 2009

2	Translation of letter to the Buenos Aires Stock Exchange, dated November 4, 2009, regarding dividend announcement

TRANSLATION

City of Buenos Aires, November 4, 2009

To the

Buenos Aires Stock Exchange

National Securities Commission of Argentina

Ref.:    Financial Statements as of 09/30/2009

In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Rules, we inform you that YPF S.A.’s Board of Directors approved, at its meeting held on November 4, 2009, the financial statements for the nine month period ended September 30, 2009. Relevant information from such financials statements of YPF S.A. follows.

Statement of Income (1) (in millions of pesos—Prevailing exchange rate Ps. 3.84 = US$ 1)

Net income before income tax	3,442
Income tax	(1,372)

Net income for the nine month period ended September 30, 2009	2,070

Detail of Shareholders’ Equity as of 09/30/2009 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,933
Adjustment to contributions	7,281
Issuance premiums	640

Total Shareholders’ contributions		11,854
Legal reserve		2,243
Deferred earnings		(258)
Reserve for future dividends		3,423
Unappropriated retained earnings		2,620

Total Shareholders’ Equity		19,882

(1)	Amounts in accordance with Argentine GAAP

On the other hand, it is important to consider the following highlights during the nine month period ended on September 30, 2009:

•	Consolidated investments in fixed assets amounted to Ps 3,640 million.

•	Exports amounted to Ps. 3,452 million after hydrocarbon export withholdings.

•	Taxes, contributions and royalties payable to the National Government and the Provinces amounted to Ps 12,565 million.

TRANSLATION

Subsection o)-Shares owned by the parent group

As of September 30, 2009 the parent group of the company owned 330,551,981 shares, class D and represented 84.04% of the capital stock.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company:

Repsol YPF S.A. with legal domicile established at Paseo de la Castellana 278, 28046 Madrid, Spain.

Sincerely yours.

IGNACIO C. MORAN
Market relations officer

TRANSLATION

City of Buenos Aires, November 4, 2009

To the

Buenos Aires Stock Exchange

The purpose of this letter is to comply with the requirements of the Regulations of the Buenos Aires Stock, Article 23, section 3).

The Board of Directors meeting held on November 4, 2009, decided to pay a dividend in cash of AR$ 6.15 per share with no class distinction. Such dividend shall be made available to all shareholders on November 12, 2009, or on any subsequent date due to the application of the rules governing the jurisdiction where Company shares are listed. The exchange rate to be used for payment of ADRs and for shareholders domiciled abroad shall be that of the United States dollar in the free exchange market – selling rate – forty-eight hours before the date the dividends shall be made available in the Republic of Argentina.

Sincerely yours,

IGNACIO C. MORAN
Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 5, 2009	By:	/S/ IGNACIO C. MORÁN
	Name:	Ignacio C. Morán
	Title:	Chief Financial Officer